                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                 MESABA HOLDINGS, INC.
                                   (Name of Issuer)

                           COMMON STOCK, $0.01 PAR VALUE
                           (Title of Class of Securities)

                                     59066B102
                                   (CUSIP Number)

                                DOUGLAS M. STEENLAND
              EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           NORTHWEST AIRLINES CORPORATION
                               2700 LONE OAK PARKWAY
                               EAGAN, MINNESOTA 55121
                              TELEPHONE: (612) 727-6500
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                 SEPTEMBER 7, 1995
              (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
          Rule 13d-7(b) for other parties to whom copies are to be sent.







                           (Continued on Following Pages)

-------------------
CUSIP NO. 59066B102                13D
-------------------


------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. or I.R.S. Identification No. of Above Person

      NORTHWEST AIRLINES CORPORATION
      IRS IDENTIFICATION NO. 41-1905580

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [ ]
                                                                 (b)   [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
   NUMBER          7   SOLE VOTING
  OF SHARES
 BEBEFICIALLY          9,809,035(1)
   OWNED BY        -----------------------------------------------------------
    EACH           8   SHARED VOTING POWER
  REPORTING
 PERSON WITH              -0-
                   -----------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER

                       9,809,035(1)
                   -----------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                           -0-
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,809,035 SHARES(1)
------------------------------------------------------------------------------

-------------------
CUSIP NO. 59066B102                13D
-------------------

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                              [ ]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.91%(1)(2)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
------------------------------------------------------------------------------

(1) Includes (i) 2,716,692 shares of Issuer Common Stock (as defined herein) that may be acquired upon the exercise of warrants (all of which are currently exercisable) held by an indirect subsidiary of Northwest (as defined herein) and (ii) 1,435,230 shares of Issuer Common Stock that may be acquired upon the exercise of a warrant held by an indirect subsidiary of Northwest that becomes exercisable in 18 installments of 79,735 shares on each date on which one of 18 regional jet aircraft enters service pursuant to a Regional Jet Services Agreement (as defined herein) during the period from January 1999 to August 2000.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, that there are 23,979,501 shares of Issuer Common Stock outstanding, which includes the 4,151,922 shares issuable upon exercise of the warrants to purchase shares of Issuer Common Stock held by an indirect subsidiary of Northwest.

Item 1.   SECURITY AND ISSUER

     The class of equity securities to which this statement relates is the Common Stock, $0.01 par value ("Issuer Common Stock"), of Mesaba Holdings, Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7501 26th Avenue South, Minneapolis, Minnesota 55450.

Item 2.   IDENTITY AND BACKGROUND

     This statement is being filed by Northwest Airlines Corporation, a Delaware corporation ("Northwest"). The address of the principal business and principal executive offices of Northwest is 2700 Lone Oak Parkway, Eagan, Minnesota 55121. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Northwest is set forth on Attachment A.

     Through its principal wholly-owned indirect subsidiary, Northwest Airlines, Inc. ("Northwest Airlines"), Northwest operates one of the world's largest airlines and is engaged principally in the commercial transportation of passengers and cargo.

     None of Northwest or, to the best of Northwest's knowledge, any of the persons named in Attachment A attached hereto has during the last five years:
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All of the share information and share purchase and stock option exercise price information has been adjusted to reflect the Issuer's three-for-two stock split in the form of a 50% stock dividend distributed to shareholders on April 30, 1998.

     Northwest Aircraft, Inc. ("Northwest Aircraft"), an indirect subsidiary of Northwest, acquired 330,084 shares of Issuer Common Stock in open market purchases from October 1988 to October 1994 at an average per share price of $2.509.

     On September 7, 1995, the Issuer distributed (the "Distribution") all of the outstanding shares of Airways Corporation, which prior to the Distribution had been a wholly-owned subsidiary of the Issuer, to the Issuer's shareholders, other than Northwest Aircraft. In lieu of receiving its pro rata distribution of shares of Airways Corporation stock in the Distribution, Northwest Aircraft was issued 3,078,412 additional shares of Issuer Common Stock.

     Prior to the Distribution, Northwest Aircraft exercised stock purchase warrants to purchase 2,248,617 shares of Issuer Common Stock for an aggregate cash price of $4,477,563.

     On October 29, 1996, the Issuer granted Northwest Airlines a warrant to purchase 922,500 shares of Issuer Common Stock at an exercise price of $7.25 per share in connection with the execution of a Regional Jet Services Agreement among the Issuer, Mesaba Aviation, Inc., a wholly owned subsidiary of the Issuer ("Mesaba"), and Northwest Airlines (the "Regional Jet Services Agreement") which provided for the operation of twelve (12) regional jet aircraft by Mesaba for Northwest Airlines (the "First Warrant").

     On October 31, 1997, the Issuer granted Northwest Airlines a warrant to purchase 1,320,000 shares of Issuer Common Stock at an exercise price of $9.42 per share in connection with the execution of an Airline Services Agreement (the "Airline Services Agreement") among the Issuer, Mesaba and Northwest Airlines pursuant to which Mesaba provides regional commuter airline services at Northwest's hubs in Minneapolis, Minnesota and Detroit, Michigan (the "Second Warrant").

     On April 1, 1998, the Issuer granted Northwest Airlines a warrant to purchase 474,192 shares of Issuer Common Stock at an exercise price of $21.25 per share in connection with the execution of an amendment to the Regional Jet Services Agreement which added six (6) additional regional jet aircraft for operation by Mesaba for Northwest Airlines (the "Third Warrant").

     On June 2, 1998, the Issuer granted Northwest Airlines a warrant to purchase 1,435,230 shares of Issuer Common Stock at an exercise price of $21.25 per share in connection with the execution of an amendment to the Regional Jet Services Agreement which added eighteen (18) additional regional jet aircraft for operation by Mesaba for Northwest Airlines (the "Fourth Warrant" and together with the First, Second and Third Warrants, the "Warrants").

     The First, Second and Third Warrants are exercisable. The Fourth Warrant becomes exercisable in installments of 79,735 shares on each date on which one of the 18 additional regional jet aircraft enters service under the Regional Jet Services Agreement. The eighteen additional aircraft are scheduled for delivery from January 1999 to August 2000.

     The cash used for the open market purchases of Issuer Common Stock and the warrant exercise in September 1995 was funded from Northwest's general working capital. The cash for the exercise of the Warrants, if exercised, is expected to be funded from Northwest's general working capital.

Item 4.   PURPOSE OF TRANSACTION

     Northwest acquired the 5,657,113 shares of Issuer Common Stock and the Warrants for investment purposes and to strengthen and preserve the commercial relationship between Mesaba and Northwest.

     As of the date of this Schedule 13D, Northwest has no plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D, other than the following:

     1. Under the Regional Jet Services Agreement and the Airline Services Agreement, Northwest has the right to terminate each agreement if the person elected to replace Bryan K. Bedford as Chief Executive Officer of Mesaba or any successor Chief Executive Officer is not reasonably acceptable to Northwest.

     2. Under the Regional Jet Services Agreement and the Airline Services Agreement, Northwest has the right to terminate each agreement if the Board of Directors of the Issuer and Mesaba (i) fail to nominate and recommend for election by the shareholders of the Issuer and Mesaba a sufficient number of individuals designated by Northwest so that if elected there would be three directors designated by Northwest then serving on the Boards of Directors of the Issuer and Mesaba or (ii) fail to elect an individual designated by Northwest to fill a vacancy created by the death, resignation or removal of another director previously designated by Northwest.

     3. Under the Regional Jet Services Agreement and the Airline Services Agreement, Northwest has the right to terminate each agreement upon certain events resulting in a change in control of Holdings or Mesaba.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Northwest beneficially owns 9,809,035 shares of Issuer Common Stock, which includes 2,716,692 shares of Issuer Common Stock subject to the First, Second and Third Warrants, all of which are exercisable, and 1,435,230 shares of Issuer Common Stock subject to the Fourth Warrant which becomes exercisable as described above. Except as described above, none of Northwest or, to the best of its knowledge, any of the persons named on Attachment A attached hereto beneficially owns or has the right to acquire any Issuer Common Stock.

     (b) Northwest beneficially has the sole power to vote and dispose of 9,809,035 shares of Issuer Common Stock.

     (c) Since November 1, 1998, no transactions were effected in Issuer Common Stock by Northwest or, to the best of its knowledge, any person listed on Attachment A attached hereto.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except for the Warrants, the Airline Services Agreement and the Regional Jet Services Agreement, as amended, in Item 3, Northwest is not a party to any contract, arrangement, understanding or relationship involving the shares of Issuer Common Stock.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     1. Regional Jet Services Agreement, dated as of October 25, 1996 (filed as Exhibit 10A to the Issuer's Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference).

     2. Amendment No. 1 to Regional Jet Services Agreement, dated as of April 1, 1998 (filed as Exhibit 10A to the Issuer's Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference).

     3. Amendment No. 2 to Regional Jet Services Agreement, dated as of June 2, 1998 (filed as Exhibit 10B to the Issuer's Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference).

     4. Airline Services Agreement, dated as of July 1, 1997 (filed as Exhibit 10A to the Issuer's Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 1999

                              NORTHWEST AIRLINES CORPORATION

                              By:  /s/ Douglas M. Steenland
                                   -----------------------------
                                   Douglas M. Steenland
                                   Executive Vice President,
                                   General Counsel and Secretary

                                  ATTACHMENT A

Executive Officers and Directors of Northwest Airlines Corporation

The names and titles of the executive officers and the names of the directors of Northwest and each of their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Northwest. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position at Northwest and each individual is a United States citizen.


 Executive Officers                    Position; Present Principal Occupation
 ------------------                    --------------------------------------
 John H. Dasburg                       Director, President and Chief Executive
                                       Officer

 Richard H. Anderson                   Executive Vice President and Chief
                                       Operations Officer

 Mickey P. Foret                       Executive Vice President and Chief
                                       Financial Officer

 Michael E. Levine                     Executive Vice President - Marketing
                                       and International

 Douglas M. Steenland                  Executive Vice President, General
                                       Counsel and Secretary

 Raymond J. Vecci                      Executive Vice President - Customer
                                       Service

 Christopher E. Clouser                Senior Vice President - Administration

 Richard B. Hirst                      Senior Vice President - Corporate Affairs

 Rolf S. Andresen                      Vice President - Finance and Chief
                                       Accounting Officer



 Directors                             Present Principal Occupation
 ---------                             ----------------------------
 Richard C. Blum                       Chairman and President
                                       Richard C. Blum & Associates, Inc.
                                       909 Montgomery Street # 400
                                       San Francisco, CA 94133

 Alfred A. Checchi                     Director of Northwest Airlines
                                       Corporation and Private Investor

 Doris Kearns Goodwin                  Historian and Author

 Marvin L. Griswold                    Retired International Director
                                       Teamsters Airline Division
                                       International Brotherhood of Teamsters

 Dennis Hightower                      Professor
                                       Harvard Business School
                                       Baker Library 186
                                       Boston, MA 02163



 Directors                             Present Principal Occupation
 ---------                             ----------------------------
 George J. Kourpias                    Retired President
                                       International Association of
                                       Machinists and Aerospace Workers

 Frederic V. Malek                     Chairman
                                       Thayer Capital Partners
                                       1455 Pennsylvania Avenue, N.W.
                                       Suite 350
                                       Washington, D.C. 20004

 Walter F. Mondale                     Partner
                                       Dorsey & Whitney
                                       Pillsbury Center South
                                       220 South Sixth Street
                                       19th Floor
                                       Minneapolis, Minnesota 55402

 V.A. Ravindran                        President
 (Citizen of Australia)                Paracor Finance Inc.
                                       660 Madison Avenue
                                       18th Floor
                                       New York, New York 10022

 Leo M. van Wijk                       President and Chief Executive Officer
 (Citizen of The Netherlands)          KLM Royal Dutch Airlines
                                       Amsterdamseweg 55
                                       1182 G P Amstelveen
                                       The Netherlands

 Gary L. Wilson                        Chairman of the Board of Northwest
                                       Airlines Corporation